UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOTRICITY INC.
(Name of Issuer)

Common Stock, $.001 Par Value PER SHARE
(Title of Class of Securities)

09074H 104

(CUSIP Number)

Waqaas Al-Siddiq
c/o Biotricty Inc.
275 Redwood City, California 94065
(650) 832-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074H 104

1	NAMES OF REPORTING PERSON
Waqaas Al-Siddiq
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO The securities have been issued in connection with the Reporting Person’s employment with the Issuer.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	_______________ SOLE VOTING POWER:
8,599,824
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
8,599,824
	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,599,824(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)The ownership for Mr. Al-Siddiq includes an options to purchase an aggregate of 3,887,488 shares of the Company’s common stock.

(2)

Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership. The calculation of the beneficial ownership of the Reporting Person is based on 36,847,815 voting securities outstanding as of December 31, 2019 which consists of (i) 33,059,753 shares of common stock issued and outstanding as of December 31, 2019, (ii) 3,788,062 Exchangeable Shares outstanding that convert directly into common stock..

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value (“Common Stock”), of Biotricity Inc., a Nevada corporation (the “Company”). The principal offices of the Company are located at 275 Shoreline Drive, Suite 150 Redwood City California 94065

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Waqaas Al-Siddiq (the “Reporting Person”).

(b)	c/o Biotricity Inc. 275 Shoreline Drive, Suite 150 Redwood City California 94065

(c)	The Reporting Person is President and Chief Executive Officer and Chairman of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of tCanada.

Item 3. Source and Amount of Funds or Other Considerations

The Securities have been issued in connection with the Reporting Person’s employment with the Company.

Item 4. Purpose of Transaction

On July 16, 2019 the Company filed a Form 8-A to register its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “34 Act Registration”). This Schedule 13D is being filed as a result of the Exchange Act Registration.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), to the best knowledge of the Reporting Person, between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, provided that the Company and the Reporting Person have entered into option agreements pursuant to which the Reporting Person was granted options to purchase shares of the Company’s s common stock.

Item 7. Material to Be Filed as Exhibits

NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2020		/s/ Waqaas Al-Siddiq
	Name:	Waqaas Al-Siddiq